UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Amendment #5
Under the Securities Exchange Act of 1934
Scotts Liquid Gold-Inc.
(Name of Issuer)
COMMON STOCK, $.10 par value
(Title of Class of Securities)
810202101
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 13, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	810202101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		1,578,530

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,578,530

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,530

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No.	810202101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Boston Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		1,578,530

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,578,530

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,530

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No.	810202101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Value Fund Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		1,578,530

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,578,530

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,530

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No.	810202101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,578,530

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,578,530

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,530

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 810202101	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $.10 par value (the “Common Stock”) of Scotts Liquid Gold-Inc., a Colorado corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 4880 Havana Street, Denver, Colorado 80239.
Item 2. Identity and Background
This Schedule 13D/A is being jointly filed by Value Fund Advisors, LLC (“VFA”), Boston Avenue Capital, LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”) and Charles M. Gillman (“Gillman”) (the “Reporting Persons”). VFA is the general manager of Boston and Yorktown. Gillman is the manager of VFA.
The principal business office address of Yorktown, Boston, VFA and Gillman is 15 E. 5th Street, Suite 2660, Tulsa, Oklahoma 74103.
The principal business of Boston and Yorktown is business investment. The principal business of VFA is investment management. The principal occupation of Gillman is managing various investment entities.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
VFA, Boston and Yorktown are organized under the laws of the State of Oklahoma. Gillman is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of securities was the working capital of Yorktown and Boston. The Reporting Persons have made no additional acquisitions of Common Stock since their last 13D filing.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock (subject to the Board Observer Agreement) or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a),(b) According to the Issuer’s latest Form 10-Q filing there were 10,625,000 shares of Common Stock issued and outstanding as of June 30, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, Boston directly owns 455,608 shares of Common Stock (approximately 4%) and Yorktown directly owns 1,122,922 shares of Common Stock (approximately 11%) of the Issuer. VFA, as general manager of Boston and Yorktown, and Gillman , as manager of VFA, may also be deemed to beneficially own the 1,578,530 shares of Common Stock (approximately 15%) of the Issuer held by Boston and Yorktown.
As the manager of VFA, which serves as general manager of Boston and Yorktown, Gillman has sole voting and investment power of the Common Stock held by Boston and Yorktown.
Although Gillman and VFA are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Yorktown or Boston.
c) None.
(d)and(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On October 13, 2008, the Issuer entered into a Board Observer Agreement (the “Agreement”) and a related Confidentiality Agreement with VFA.

The Agreement provides for the role of a Board Observer of VFA and sets forth standstill requirements applicable to VFA.
The Agreement results from the mutual discussions of the Issuer and VFA as to ways in which the Issuer can receive advice and views of VFA about company matters. The Issuer is interested in such advice and views as part of, among other things, the efforts to become profitable. The Issuer’s Board of Directors, including the independent directors, unanimously approved of the Agreement. The person currently designated as the Observer of VFA is Charles Gillman.
Pursuant to the Agreement, the Issuer has granted the right to VFA to have a non-voting Observer at meetings of the Board of Directors of the Issuer. The Observer must be mutually acceptable to the Issuer and VFA. The Observer receives no compensation. The Observer will receive the same materials as the Board of Directors unless the materials pertain to VFA. The Board Observer role ceases (a) 30 days after written notice by either party that the party in its sole discretion chooses to terminate this role or (b) when and if VFA is no longer the beneficial owner of at least 75% of the total shares of Issuer’s common stock beneficially owned by VFA at the commencement of the Agreement.
While the Agreement is in effect, VFA will not, and will cause its Advisory Clients and Affiliates (as defined therein) not to, take various actions, including any of the following, unless approved by a majority of the Board of Directors of the Issuer: (a) Acquire any voting securities of the Issuer (except by stock dividend or transfers between Affiliates); (b) acquire assets of the Issuer or its subsidiaries; (c) make any tender or exchange offer, or engage in a merger or other business combination, involving the Issuer or any of its subsidiaries; (d) consummate any restructuring or liquidation with respect to the Issuer or any of its Affiliates; (e) participate in any proxy contest; (f) except for any existing group disclosed in a Schedule 13D or with any future controlled Affiliates or Advisory Clients, participate in a group with respect to voting securities of the Issuer; (g) disclose any other plan inconsistent with these restrictions; or (h) subject any Issuer voting securities to any arrangement or agreement except those existing on the date of the Agreement and shown in a Schedule 13D and except the grant of any irrevocable proxies to the Issuer’s Board of Directors. VFA, its Advisory Clients and its Affiliates are to be present at the meetings of the shareholders of the Issuer so that they can be counted as part of the quorum.
The Agreement ceases to be in effect, therefore ending standstill requirements, on the earlier of: One year after the right of VFA to an Observer is terminated or relinquished; or the 10th anniversary of the Agreement.
The Confidentiality Agreement requires that information only be used for purposes of providing comments to the Issuer, having an Observer at the Board meetings and considering the investment of VFA and its Affiliates. The Confidentiality Agreement prohibits any trades in shares of the Issuer or derivatives relating to the Issuer’s shares while VFA is aware of material, non-public information about the Issuer.

Item 7. Material to be Filed as Exhibits
The Board Observer Agreement and the Confidential Agreement were filed as exhibits to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 15, 2008, both of which are incorporated herein by reference.
Exhibit A Joint Filing Undertaking.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2008

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman